FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Bracken Kevin R.	2. Issuer Name and Ticker or Trading Symbol Vical Incorporated-VICL		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President - Manufacturing
(Last) (First) (Middle) 9373 Towne Centre Drive, Suite 100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/28/03
(Street) San Diego, CA 92121- 3088		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$3.11	1/28/03		A		12,500(1)			1/27/13	Common Stock, $.01 par value	12,500		12,500	D
Nonstatutory Stock Option (right to buy)	$3.11	1/28/03		A		27,500(1)			1/27/13	Common Stock, $.01 par value	27,500		27,500	D

Explanation of Responses:

(1) The right to exercise the above stock options generally vests 25% on the first anniversary date of the grant, with the remaining rights vesting quarterly over the remaining three years.

By: /s/ Glen E. Medwid (via Power of Attorney) **Signature of Reporting Person	1/29/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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POWER OF ATTORNEY

BE IT KNOWN TO ALL BY THESE PRESENT:

WHEREAS, Vical Incorporated (the "Company") has registered a class of its equity securities under the Securities Exchange Act of 1934, as amended, and may effect sales of its securities from time to time as permitted by the Securities Act of 1933, as amended (collectively, the "Acts"); and

WHEREAS, the undersigned is and may be from time to time hereafter an officer or director of the Company, and as such may be required or permitted by either Act to execute or file reports, statements or other documents with the Securities and Exchange Commission (the "Commission"), either on behalf of the Company or on the undersigned's own behalf in either a personal or representative capacity;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Martha J. Demski, Glen E. Medwid and Alan E. Dow, or any of them, his attorney for his and in his name, place and stead, to sign and file any and all documents as the undersigned may be permitted or required to sign or file pursuant to the Acts, whether on behalf of the Company or on the undersigned's own behalf in either a personal or representative capacity, hereby giving and granting to each of said attorneys full power and authority to do and perform all and every act and thing whatsoever requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do if personally present at the doing thereof, hereby ratifying, confirming and approving all that each of said attorneys may or shall lawfully do, or cause to be done, by virtue hereof.

IN WITNESS WHEREOF, the undersigned has hereunto set his name this 9th day of October, 2001.

By:  /s/ Kevin R. Bracken
Signature